

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Puissant Industries, Inc.
c/o Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432

> **Re:** **Puissant Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2011**
> **File No. 333-174222**

Dear Ms. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on July 19, 2011

General

1.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Description of Securities, page 17

2.   We note your response to comment 13 from our letter dated June 23, 2011 that the obligation to grant each noteholder 1500 warrants for every $500 invested is found at Paragraph 3 of the Convertible Promissory Note. Paragraph 3 contemplates that such warrant issuances will take place upon the closing of a Qualifying Transaction, which is defined as a purchase of, formation of, merger with, and/or acquisition of a corporate

entity with equity securities. Your disclosure on page 17 does not reference a Qualifying Transaction with respect to your obligation to grant each note holder these warrants. Please revise for clarity.

Description of Business, page 18

3.   In response to comment 3 from our letter dated June 23, 2011 you have revised your disclosure on page 20 to provide disclosure consistent with Item 1208 of Regulation S-K. However, your table includes developed acreage (i.e., acreage assignable to productive wells). As your 39 wells are all currently shut-in, none are assignable to productive wells. Please revise your disclosure accordingly. Please also make clear by footnote to this table or otherwise that all of the wells that you own an interest in are currently shut-in.

4.   We note that you have the numbered items (1) through (4) following the table on page 20. Please clarify if these are meant to be footnotes to the table. If so, we are only able to locate the references (1) and (2) in the table, but not (3) and (4).

5.   We note the map of your properties that you have included on page 20 in response to comment 4 from our letter dated June 23, 2011. However, the only indication of your properties is a textbox pointing to the state of Kentucky. Please revise to provide a more detailed map of your properties, and one that is specific to your properties only. In this regard, please remove or explain why you have included on your map what appears to be every hydrocarbon basin in the continental United States, with certain reserves data attributable to some basins. For instance, your properties appear on the map to be part of the larger "Marcellus/Devonian 225-516 tcf" basin. Please only include reserve data specific to your properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

6.   We note your response to comment 23 from our letter dated June 23, 2011, including your revised disclosure on pages 19 and 25 and the additional risk factor on page 6 entitled "[a]bsent a sufficient level of vertical fracturing in the shale acreage we control, our shale projects may be unsuccessful." Please explain how engaging in vertical drilling within the natural fracturing of your source rock will allow you to economically produce hydrocarbons where past producers have abandoned their operations.

7.   In response to comment 24 from our letter dated June 23, 2011, you have revised your disclosure on pages 26 and 27. Within this, you disclose that once you complete the drilling of a Devonian or Knox well, it will only take one additional week to start producing. This appears to have some significant assumptions included herein; namely that the reservoirs have economically producible hydrocarbons. It appears that Mark Holbrook, as discussed on page 19, will have to make an initial assessment whether or not you will engage in any exploratory drilling. From the study of well logs from prior

production alone, it does not appear that Mr. Holbrook can determine if there are economically producible hydrocarbons on the acreage in which you have a working interest. Accordingly, please revise your disclosure to clarify the nature of your drilling, i.e., that any such initial drilling will be exploratory, and remove or explain otherwise how you can estimate that production of such well will begin one week later, if at all. Rather, please explain the risks attendant to such exploratory drilling. For example, explain that even if you decide to drill any well, which is not certain at this point, that there is a high probability that the wells would not result in economically producible hydrocarbons.

Certain Relationships and Related Transactions, page 29

8.   We note your response to comment 29 from our letter dated June 23, 2011. Please explain why the convertible note with Logos Resources, Inc. is dated January 26, 2011 as filed in Exhibit 10.16, as opposed to the December 31, 2010 date disclosed on page 30.

Executive Compensation, page 33

Summary Compensation Table, page 33

9.   We note that in response to comment 32 from our letter dated June 23, 2011 you have revised your summary compensation table. However you do not present under the "stock awards" column the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718. Moreover, you have not included this dollar amount under the "total" compensation column. Please further revise your table. See Item 402(n)(2)(v) of Regulation S-K.

10.   In response to comment 33 from our letter dated June 23, 2011, you disclose on page 34 that your officers and directors have orally agreed to take no compensation unless and until the company achieves revenues which exceed $32,500 and then only if such compensation will not adversely affect your ability to implement your business plan. However, this does not explain why you issued 20,000 common shares valued at $0.50 per share to each of your executive officers/directors for services rendered in 2010, nor how you determined this amount, and if you intend to continue to compensate your officers/directors. Accordingly, we re-issue prior comment 33.

Financial Statements for the Three Months Ended March 31, 2011 and 2010

Notes to Financial Statements

Note 8 – Equity, page F-18

11.   We note that your response to comment 35 from our letter dated June 23, 2011 makes reference to the sale of shares of your common stock to third party investors (i.e., at $.50

per share) as your basis for determining the value of shares issued to your officers and directors. Please provide us with additional detail regarding the terms of this sale of shares of your common stock.

12.   We note your response to comment 36 from our letter dated June 23, 2011 states that the 320,000 shares of your common stock issued to consultants for professional services were valued at $0.50 per share. Please tell us how you considered the guidance per FASB ASC 505-50-30-2 in determining the valuation of the shares issued in exchange for professional services.

13.   Based on your response to comments 35, 36 and 40 from our letter dated June 23, 2011, it appears that you have revised your accounting for certain share-based payments for services. Please revise to disclose that your financial statements were restated and provide the disclosure required by FASB ASC 250-10-50 or tell us why such disclosure is not deemed to be necessary.

Financial Statements for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Note 8 – Equity, page F-38

14.   We note your response to comment 39 from our letter dated June 23, 2011. As your response does not adequately address our prior comment, it will be re-issued. We note that you issued shares of your common stock in exchange for oil and gas leases. It appears that the par value of the shares issued was used as the basis to record the assigned land leases. Please provide us with additional detail regarding your accounting treatment and cite the relevant authoritative literature.

15.   We note your response to comment 40 from our letter dated June 23, 2011. Your response indicates that shares of your common stock were issued on March 31, 2011 to Hamilton & Associates Law Group and Williams Law Group for consulting services rendered after December 31, 2010. However, the disclosure per page 36 of your filing indicates that the shares were issued on November 3, 2010 in exchange for legal services rendered. Please address this apparent inconsistency and tell us about the terms of the related consulting agreements.

Signatures, page 40

16.   We note your response to comment 44 from our letter dated June 23, 2011 and we re-issue that comment in part. Specifically, you have not indicated who is signing in the capacity of your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551- 3645, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief